Exhibit 99.1

Concord Medical Welcomes RMB700 Million Investment

BEIJING, March 11, 2020 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a healthcare provider specializing in cancer care, research, education and prevention by operating a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centers in China, today announced that CITIC Industrial Investment Group Limited, a renowned investment institution, will make an investment in Concord Medical's subsidiary, Meizhong Jiahe Hospital Management Group Co., Ltd. ("Meizhong Jiahe"), subject to the satisfaction of closing conditions pursuant to an agreement entered into between the parties. The total investment will be approximately RMB700 million.

As the most important operating platform of Concord Medical in China, Meizhong Jiahe is focusing on the development and management of comprehensive cancer hospitals and the standalone radiotherapy and diagnostic imaging center network in China. Meizhong Jiahe is committed to provide its patients with high-quality patient-centered multidisciplinary cancer care services. In addition, Meizhong Jiahe provides the cutting-edge Proton therapy treatment option in the Company’s Beijing, Shanghai and Guangzhou cancer hospitals. Meizhong Jiahe is dedicated to become a premier cancer medical services provider for the patients in China by helping to eradicate the cancer diseases by offering international recognized clinical research, multidisciplinary treatment care approach and advanced hospital management systems.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, "We are excited and honored to have such a strong partner to make a significant investment in Meizhong Jiahe, which can support the opening of our Guangzhou Cancer Hospital this year and the operation of our other medical institutions. We are very confident that Meizhong Jiahe will continue to take this opportunity to invest in the healthcare industry in China and to introduce more state-of-the art medical technologies to our hospitals. We also believe that Meizhong Jiahe will offer the high-quality clinical outcomes and the world-class cancer care services to our patients."

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider specializing in cancer care, research, education and prevention. The Company operates a network of medically advanced comprehensive cancer hospitals and standalone radiotherapy and diagnostic imaging centres in China. The Company focuses on providing multidisciplinary cancer care approach in all areas of oncology services in its cancer hospitals. The Company also equips its hospitals with technologically advanced equipment such as the state-of-the-art proton therapy system in its Beijing, Shanghai and Guangzhou cancer hospitals. As of June 30, 2019, the Company operates a network of 30 standalone radiotherapy and diagnostic imaging centres under a long-term operation and management agreements with 20 states-owned hospitals, spanning over 20 cities across 13 provinces and municipalities. To ensure the commitment to the highest level of clinical care for patients, the Company offers ongoing education and training for doctors and other medical professionals in its network hospitals and centres in both local and overseas medical institutions.

For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For more information, please contact:

Concord Medical Services Holdings Limited

Mr. Edward Zhang

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn